UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

CNPJ nº 06.057.223/0001-71 NIRE 3330027290-9

EXCERPT FROM THE MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON MARCH 13, 2024

1.	DATE, TIME, AND LOCATION: On March 13, 2024, at 9:00 AM, at the headquarters of Sendas Distribuidora S.A. ("Company"), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, No. 6,000, Lot 2, Pal 48959, Annex A, Jacarepaguá, ZIP Code 22775-005.

2.	CALL AND ATTENDANCE: Call notice in accordance with Article 8, Clause I of the Internal Regulations of the Board of Directors, with the presence of a majority of the members of the Board of Directors.

3.	BOARD: Chairman: Oscar de Paula Bernardes Neto; Secretary: Tamara Rafiq Nahuz.

4.	AGENDA: Election of a member of the Company's Executive Board.

5.	RESOLUTIONS: The members of the Board of Directors, unanimously and without restrictions, decided as follows:

5.1  Election of member of the Company's Executive Board: after discussions, the members of the Board of Directors decided to elect, as Vice President of Finance and Investor Relations of the Company, in view of the departure of Ms. Daniela Sabbag Papa on this date, Mr. Vitor Fagá de Almeida, Brazilian, married, economist, holder of Identity Card No. 25.209.660 SSP/SP and registered with the CPF under No. 204.156.108-42, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Aricanduva, 5.555, Jardim Marília, São Paulo-SP, CEP 03523-020. Ms. Gabrielle Helú will remain as Investor Relations Director, ceasing to be a statutory officer. The term of office of Mr. Vitor Fagá de Almeida will end at the first meeting of the Board of Directors that takes place after the Ordinary General Assembly that approves the accounts for the year 2025.

5.2  Mr. Vitor Fagá de Almeida declared, under the penalties of the law, that he is not involved in any of the crimes provided for by law that prevent him from carrying out commercial activity, being aware of the provisions of article 147 of Law no. 6,404/76. Mr. Vitor Fagá de Almeida will take office upon signing the respective instrument of investiture.

6.	APPROVAL AND SIGNATURE OF THE MINUTES: With no further matters to discuss, the proceedings were suspended for the drafting of these minutes. Upon resuming the proceedings, the present minutes were read, approved and signed by the secretary. Rio de Janeiro, March 13, 2024. Chairman: Mr. Oscar de Paula Bernardes Neto; Secretary: Mrs. Tamara Rafiq Nahuz. Board members present: Mr. Oscar de Paula Bernardes Neto, José Guimarães Monforte, Andiara Pedroso Petterle, Leila Abraham Loria, Leonardo Gomes Pereira, Julio César de Queiroz Campos, Enéas Cesar Pestana, and Luiz Nelson Guedes de Carvalho.

Rio de Janeiro, March, 13, 2024.

_____________________________________

Tamara Rafiq Nahuz

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2024

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.